January 13, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Arcom

      Registration Statement on Form S-1

      Filed January 6, 2017

      File No. 333-215459

Ladies and Gentlemen:

This letter sets forth the responses of Arcom (“Company”) to the letter of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the letter of January 12, 2017.

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In this regard, we note that your filing fails to include the auditors’ consent that is required by Section 7 of the Securities Act of 1933. See also Rule 601(b)(23) of Regulation S-K. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Response: The auditors’ consent was added as Exhibit 23.1 as required by Section 7 of the Securities Act of 1933.

Sincerely,

/s/ Hui Liu Ping

President of Arcom